

August 31, 2011

Mr. Yongfei Chen
Acting Chief Financial Officer
China Sunergy Co., Ltd.
No. 123 Focheng West Road
Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100
People's Republic of China

> **Re:** **China Sunergy Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 29, 2011**
> **File No. 001-33433**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 48

Critical Accounting Policies, page 57

Revenue Recognition, page 57

1. With a view toward enhanced disclosure, please tell us your consideration for when delivery is considered to have occurred.

2.   Further, please tell us if your sales contracts include warranty terms.

Allowance for Doubtful Accounts, page 58

3.   We refer to your disclosure that in 2009 you recorded a $7.3 million allowance
        for doubtful accounts related to one customer. Please tell us how and when the
        doubtful account related to the particular customer was resolved. In that regard,
        on page F-15, we see you wrote-off approximately $6 million of your total
        allowance in 2010.

Inventories, page 58

4.   We refer to the last sentence in which you indicate "obsolescence has not
        historically been a significant factor in the valuation of inventories." Please
        reconcile this statement with your disclosure in Note 5 on page F-19 indicating
        you wrote inventory down by $1.8 million and $2.5 million in 2009 and 2010,
        respectively, as well as your statement on page 66 that you wrote down inventory
        by $11.8 million in 2008.

Warranty Costs, page 59

5.   We note that you provide your solar module customers with a 25-year warranty
        against specified declines in the initial minimum power generation capacity as
        well as up to a five-year warranty for defects. Please tell us how you separately
        estimate these warranties. In addition, tell us how you determine that 1% of solar
        module sales is sufficient to cover all warranties considering your limited
        operating history. Please clarify the reference that your accrual is based on your
        competitors' accrual history and industry practice as disclosed here and on page
        F-13.

6.   Further, tell us how you determine that .5% of revenue from solar cells is
        sufficient to cover the solar cell warranties. We refer to your disclosure on page
        63 that in 2008 you compensated a certain customer in connection with quality
        deficiencies of solar cells.

7.   As a related matter, please tell us the nature of your obligations under the
        warranties, including how you may remedy any claims related to the guarantee of
        power generation capacity.

Results of Operations, page 61

Net revenues, page 61

8.   We refer to your disclosure that net revenues increased by $232.2 million primarily due to an increase in the volume of solar power product sales. With a view toward enhanced disclosure in future filings, please respond to the following:

- Please clarify the underlying factors responsible for the increased sales to related parties. In that regard, we see related party sales increased $183 million, or 223%, from 2009 to 2010.
- Please relate the discussion to specific changes in product mix. For example, we note in the first 10 months of 2010, solar module sales were 4.8% of sales and in the last 2 months of 2010, solar module sales were 89.7% of sales.
- Describe the impact of the change in your business model from an upstream manufacturer of solar cells to a downstream manufacturer of solar modules.

Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Cost of revenues, page 62

9.   Please quantify for us the impact of the decreased silicon raw material and non-silicon costs.

10.   Further, please tell us the impact of changing from a solar cell manufacturer to a solar module manufacturer on cost of revenues.

Gross profit, page 62

11.   We see the significance of your related party sales. With a view toward enhanced disclosure in future filings, please describe to us the reasons for the difference in gross profit related to third party sales and gross profit attributable to related parties. For example, we see 2010 gross margins for related party sales were 20.9% compared to 14.6% for third party sales.

12.   We refer to your disclosures on page F-13 that your buy-sell arrangements are for making profits from trading of polysilicon. Please quantify the impact of these buy-sell arrangements on your operations.

13.   Please tell us the impact that government subsidies and economic incentives have on current results and is expected to have on future operations.

Operating expenses, page 62

14.   Please quantify the amount of increased salary and benefits related to your acquisitions, the increase in logistic fees, the amortization of intangible assets, and the increased cost of research and development activities and related raw materials.

Change in Fair Value of Derivative, page 62

15.   Please tell us the reason for each period's gain or loss related to the change in fair value of derivatives. In that regard, we see that you described the reason for the 2009 gain but did not provide a similar reason for the 2010 gain or the 2008 loss on page 63.

Liquidity and Capital Resources, page 64

Cash flows and Working Capital, page 64

16.   With a view toward clarified disclosure in future filings, please tell us how the buy-and-sell arrangements referenced on page F-13 allow you to make "profits from trading of silicon."

17.   We note that you finance operations through cash flows from equity contributions by your shareholders. Please tell us which equity contributions you are referring to as we do not see any recent transactions reflected in the consolidated statements of cash flows. Additionally, please reconcile the statement with your financing activity disclosure indicating you have relied on current cash, cash equivalents, short-term borrowings, proceeds from your convertible senior notes offering in July 2008, and anticipated cash flow from operations.

18.   We refer to your discussion regarding the ADS borrowing facility. Please tell us the impact of the facility on cash flows and working capital.

Operating Activities, page 65

19.   We refer to your disclosure that a significant increase in the amounts due from related parties is a result of your increased solar module sales to related parties. Please tell us if the payment terms with related parties are different than with third party customers.

Financing Activities, page 66

20.   Please tell us, and revise future filings to clarify, the primary drivers necessary to understanding your cash flows. Given that your disclosure here appears to simply recite the information included in your financial statements, it is unclear from your disclosure here what factors drove the sources and uses of cash from the financing activities you mention, such as the reasons underlying the increased long-term borrowings.

21.   We refer to your recent long-term borrowings. Please tell us the underlying reasons for and uses of the long-term borrowings.

22.   Please tell us the nature of any restrictions that may impact your availability. We refer to your disclosure on page F-21 describing availability of $194.7 million as of December 31, 2010.

Capital Expenditures, page 67

23.   Please tell us why you did not describe how you intend to finance your capital expenditures.

Trend Information, page 68

24.   Please tell us why you did not discuss the impact of your business plan change from being a solar cell manufacturer to a solar module provider in your trend information. Refer to Item 5.D f Form 20-F.

Item 18. Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

25.   Please tell us why the value added tax receivable was $17.9 million as of December 31, 2010 compared to $2.1 million as of December 31, 2009. Please include a discussion of the timing and related dollar amount of sales near year end for the comparative periods in your response. Also please indicate whether these sales were with third parties or related parties.

Consolidated Statements of Operations, page F-5

26.   Please show us how you computed the weighted average shares outstanding for 2009 and 2010. In that regard, we see that over 267 million shares were outstanding as of December 31, 2008, 2009 and 2010.

Consolidated Statements of Cash Flows, page F-7

27.   We note that you reflect changes in prepaid land use rights within changes in operating assets and liabilities within net cash provided by operating activities. Please tell us why you have classified this as an operating activity. Refer to ASC 230-10-45-13. Please also tell us the nature of this change.

Note 2. Summary of Principal Accounting Policies, page F-9

Note 2(o) Revenue recognition, page F-12

28.   We refer to your disclosure that you recognize revenue upon "documentary evidence of shipment." With a view toward enhanced disclosure in future filings, please tell us in more detail how you determine when delivery has occurred.

29.   Please tell us how you account for government subsidies and economic incentives related to the sale of your products.

Note 2(t) Warranty cost, page F-13

30.   Please tell us where you have provided a tabular reconciliation of the warranty balance. Refer to FASB ASC 460-10-50-8(c).

31.   Please tell us why your warranty accrual increased from $513,459 as of December 31, 2009 to $8,630,604 as of December 31, 2010.

Note 12. Convertible Senior Notes, page F-22

Share Lending Arrangement, page F-23

32.   Please tell us the following:

•   The treatment of the share-lending arrangement for the purposes of calculating earnings per share;
•   The unamortized amount of the issuance costs associated with the share-lending arrangement at the balance sheet date; and
•   The amount of interest cost recognized relating to the amortization of the issuance cost associated with the share-lending arrangement for the reporting period.

        Please also tell us how you considered the disclosures required by ASC 470-20-50-20A.

Note 16. Income Taxes, page F-25

33.   In future filings, please disclose the tax years subject to audit for your major tax jurisdictions. Refer to FASB ASC 740-10-50-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoffrey Kruczek at (202) 551-3641 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant